Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Six Months Ended June 30, 2018

	2013	2014	2015	2016	2017
Earnings:
Income (loss) before income taxes	$401,876	$501,272	$530,138	$109,370	$184,527	$(123,940)
Add: fixed charges	24,931	39,274	27,123	18,330	20,507	6,604
Earnings	$426,807	$540,546	$557,261	$127,700	$205,034	$(117,336)
Fixed Charges:
Interest expense[1]	$24,871	$39,211	$27,059	$18,267	$20,221	$6,396
Estimated interest portion of rent expense[2]	60	63	64	63	286	208
Fixed charges	$24,931	$39,274	$27,123	$18,330	$20,507	$6,604
Ratio of earnings to fixed charges	17.12	13.76	20.55	6.97	10.00	(17.77)
_____________________________________
1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.